UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo To Acquire ScenicSoft

Vancouver, BC, CANADA (August 16, 2002)- Creo Inc. (NASDAQ: CREO; TSX: CRE) ('Creo') today signed a definitive agreement to acquire ScenicSoft, Inc., a privately held company located near Seattle. ScenicSoft develops and markets software for the publishing and printing industries, and is a pioneer in developing digital prepress solutions. Under the terms of the agreement, Creo will acquire ScenicSoft for approximately US$9.5 million in a combination of cash, equity and an assumption of liabilities. The acquisition is expected to close within 90 days and is expected to be accretive to Creo's adjusted earnings per share within one year from the close.

"After working in partnership with ScenicSoft for the last eight years, Creo welcomes ScenicSoft's market-leading software for layout and imposition into our product range," stated Amos Michelson, chief executive officer of Creo. "ScenicSoft is known for its Preps® software, the industry's leading page imposition layout software for offset printing." ScenicSoft has built a substantial customer base, with more than 20,000 seats of Preps alone, many of which are installed at the facilities of Creo customers.

Mr. Michelson continued, "Creo also gains several other products that complement our Networked Graphic Production initiative, which integrates all aspects of print-production- from idea to delivery. The added technology, category-leading products, and industry knowledge of the ScenicSoft team will further strengthen our ability to deliver the best solutions to our customers."

Led by founder and President Erik Smith, ScenicSoft was established in 1985 and currently has 72 employees. ScenicSoft's print-production software products help streamline and automate prepress workflow. In addition to the Preps imposition package, products include Pandora®, a native PDF step-and-repeat solution for the packaging and label industries; UpFront™, an innovative solution for print-production planning; TrapWise™, a full-featured trapping solution; and Color Central™ an OPI server that automates the time-consuming tasks in the print-production workflow. In addition to its headquarters facility near Seattle, WA, ScenicSoft also operates a development and support center in Turnhout, Belgium.

Terms of the Transaction

Under the proposed terms of the transaction, Creo Acquisition, Inc., a wholly owned subsidiary of Creo, will merge with ScenicSoft. The common share, preferred share and option holders of ScenicSoft will receive an aggregate payment of approximately US$7.2 million at the closing. The Creo subsidiary will also assume approximately US$2.3 million of ScenicSoft's liabilities. Of the US$7.2 million to be received by ScenicSoft securities holders, US$4.0 million will be payable by Creo one year after the close of the transaction and will be represented by unsecured, non-interest bearing, convertible promissory notes. Creo further has the option to convert these notes into common shares at an average closing price of Creo common shares for the ten days prior to the one-year anniversary of the closing of the transaction.

The completion of the proposed transaction is subject to several conditions, including approval by a majority of the common and preferred shareholders of ScenicSoft and the expiration or waiver of certain notification periods between ScenicSoft and third parties and customers. Creo has entered into a merger voting agreement with certain shareholders of ScenicSoft who represent, in aggregate, over 67 percent of the outstanding ScenicSoft preferred stock and over 67 percent of the outstanding ScenicSoft common stock. Pursuant to this agreement, these shareholders have agreed to vote in favor of the proposed transaction and granted to Creo an irrevocable proxy to vote their respective shares of ScenicSoft in favor of the transaction.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates; and (3) new regions and new products do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Rochelle van Halm	Tracy Rawa
Media Relations (Headquarters)	Investor Relations
T. +604.451.2700	T. +1.604.451.2700
F. +604.437.9891	F. +1.604.437.9891
rochelle.van.halm@creo.com	tracy.rawa@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: August 16, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary